[CORRESPONDENCE]

February 19, 2009

VIA EDGAR AND

HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720, Washington, D.C. 20549

Attn.: Mr. Kevin Rupert, Staff Attorney

Re:	Western Asset Municipal Defined Opportunity Trust Inc.
Pre-Effective Amendment to the Registration Statement on
Form N-2, File Nos. 333-156784 and 811-22265

Ladies and Gentlemen:

On behalf of Western Asset Municipal Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for your review Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2009, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 1 has been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.  We have enclosed four copies of Amendment No. 1 for use by the staff of the Commission (the “Staff”), which have been marked to show changes made to the Registration Statement.

In addition, we are providing the following responses to the comments contained in the comment letter of the Staff of the Commission to the Fund, dated February 11, 2009, relating to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted. Dollar amounts are presented in thousands unless stated otherwise.  Capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General

1.                                      We note that material portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

In response to the Staff’s comment, the Fund recognizes that the Staff may have additional comments on material portions of the filings added in pre-effective amendments, on disclosures made in response to Staff comments, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Cover Page

2.                                      In the section captioned Investment Objective, please include disclosure to the effect that, unlike some other term trusts, the Fund will not be managed to return a specific amount per share upon its liquidation.

The Fund has changed its name to “Western Asset Municipal Defined Opportunity Trust, Inc.” in part to eliminate any implication that the Fund will be managed to return a specific amount per share upon its liquidation. Amendment No. 1 discloses that on or about April 30, 2021 the Fund will terminate and distribute all of the Fund’s net assets to shareholders.  Please see the cover page and pages 1, 2, 5, 12, 19, 20, 28, 33, 44.

3.                                      Note (2) to the pricing table states “Legg Mason Partners Fund Advisor, LLC (“LMPFA” or the “Manager”) (and not the Fund) has agreed to pay from its own assets a structuring fee to [     ].  LMPFA may pay certain qualifying underwriters a structuring fee, additional compensation, or a sales incentive fee in connection with the offering.  See Underwriting.  The total amount of this additional compensation will not exceed 9.0% of the total price to the public of the common shares sold in this offering.” Please inform the staff whether FINRA has approved the terms of the underwriting arrangement, and whether it has taken a position as to whether the 9% limit is applied on a per share basis or on a total basis. For example, can some shares be sold at 10% aggregate compensation while an equivalent amount of shares is sold with an aggregate of 8% compensation? Please include the aggregate dollar amount of the contracts.

In response to the Staff’s comment, the Registration Statement disclosure has been revised in Note (2) to the pricing table to state the following:

“Legg Mason Partners Fund Advisor, LLC (“LMPFA” or the “Manager”) (and not the Fund) has agreed to pay from its own assets a structuring fee to Wachovia Capital Markets, LLC. The Manager may pay certain qualifying underwriters a structuring fee, additional compensation, and/or a sales incentive fee in connection with the offering. See “Underwriting.” The total compensation received by the underwriters will not exceed 9.0% of the total public offering price of the common shares sold in this offering.”  Please see the cover.

The Fund notes that FINRA has not yet approved the terms of the underwriting arrangement or taken a position as to whether the 9% limit for total compensation is applied on a per share basis or on a total basis.  However the Fund acknowledges that it must wait for FINRA approval before the Registration Statement can be declared effective.  While the additional compensation may differ from underwriter to underwriter depending on the services provided with respect to the offering, the Fund notes that all forms of additional compensation will not exceed 4.5% of the total public offering price and that together with the sales load, all compensation to the underwriters will not exceed 9.0% of the total public offering price.  The Fund has added additional disclosure in the “Underwriting” section with respect to the aggregate dollar amount of these contracts.  The amounts can not be determined until the pricing of the offering, therefore they will be omitted from the preliminary prospectus in reliance on Rule 430A.  Please see pages 49.

4.                                      In addition, it appears that the additional compensation is limited to 9% of the total price to the public of the common shares.  Is this payment amount in addition to any sales load? Please confirm that any such payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund’s initial offering period.  Please disclose in the prospectus the services provided under these contracts and how they will differ from those services provided by LMPFA.  Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund’s registration statement.

In response to the Staff’s comment, the Registration Statement disclosure has been revised in Note (2) to the pricing table as stated in our response to Item 3 above.  The Fund confirms that the 9% limit for total compensation received by the underwriters includes the sales load of 4.5% of the initial public offering price and all forms of additional compensation, which may not exceed 4.5% of the total public offering price as stated in the “Underwriting” section.  At this time, the Fund believes that payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund’s initial offering period, however, compensation may differ among underwriters and the underwriting syndicate has not yet been created.  The Fund has added additional disclosure in the “Underwriting” with respect to the services provided under these arrangements.  Please see page 49 of the “Underwriting” section.  The Fund intends to file forms of these additional compensation agreements as exhibits to a pre-effective amendment.

5.                                      Footnote (3) to the pricing table states that the Manager will pay all of the Fund’s organizational cost and offering costs (other than the sales load) that “exceed $[     ] per share.” Please include in the footnote an estimate of the offering costs and organizational costs expected to be paid by the Manager, both in dollars and per share amounts.

In response to the Staff’s comment, the Registration Statement disclosure has been revised in footnote (3) to provide an estimate of the organizational costs of the Fund that will be paid by LMPFA.  Please see the cover.

Prospectus Summary

6.                                      The fifth paragraph on page 1 states the Fund’s term trust structure allows investors to take advantage of the “current distressed markets” by purchasing a managed portfolio of municipal bonds at discounted values.  There is general disclosure with respect to “current economic conditions” on pages 7 and 22 of the prospectus.  However, we believe there should be more specific municipal bond market disclosure focused on the unusual market events and liquidity issues commencing in October 2008, as these unique events appear to be the catalyst for creation of the Fund.

In response to the Staff’s comment, the Registration Statement disclosure has been revised by including the following:

“In addition, during 2008, several major dealers of municipal bonds exited the market via acquisition or bankruptcy… During times of reduced market liquidity, such as at the present, the Fund may not be able to sell municipal securities readily at prices reflecting the values at which the securities are carried on the Fund’s books. Sales of large blocks of municipal securities by market participants, such as the Fund, that are seeking liquidity can further reduce municipal security prices in an illiquid market. The Fund may seek to make sales of large blocks of municipal securities as part of its investment strategy or it may be required to raise cash to re-collateralize, unwind or “collapse” tender option bond trusts that issued inverse floating rate securities to the Fund or to make payments to such trusts to enable them to pay for tenders of the short-term securities they have issued if the remarketing agents for those municipal securities are unable to sell the short-term securities in the marketplace to other buyers (typically tax-exempt money market funds).” Please see pages 11 and 32.

7.                                      Please disclose the fundamental policy adopted by the Fund pursuant to Rule 35d-1(a)(4) under the 1940 Act.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to disclose the fundamental policy adopted by the Fund pursuant to Rule 35d-1(a)(4) under the 1940 Act.  Please see the cover and pages 2, 5, 10, 19, 21-22, and 32.

8.                                      Please advise the staff whether the registrant conducts any independent evaluation of the tax exempt status of the securities it holds, or forms any opinions on the securities tax-exempt status.  Are the legal opinions of counsel to the issuers of the securities filed or otherwise publicly available at the time the securities are issued?  Is there any duty of issuer’s counsel to update the opinions?  How old may the opinions be?  Do the opinions include the AMT?  Include in the 80% test a statement as to whether the obligations may be a preference item for the AMT.  Explain whether the Fund makes investment decisions exclusively on the opinion of counsel to the issuer at the time of issuance and how the Fund addresses the risks of subsequent change.  Revise the disclosure as needed.

In response to the Staff’s comment, the Fund advises the Staff that neither it, its Manager nor its Subadviser conducts any independent evaluation of the tax exempt status of the securities it holds, or forms any opinions on the securities tax-exempt status, but will rely on the opinion of counsel to the issuer of each such instrument.  Generally, opinions of counsel to the issuer are issued at the time of issuance of the securities and may therefore range in age.  The Registration Statement disclosure has been revised to disclose that the opinions of counsel to the issuers of such securities are not independently verified by the Fund, the Manager or the Subadviser.  Please see the cover, pages 2, 23 and 27.

9.                                      In consideration of the Fund’s termination date, disclose whether the Fund is suitable for long-term or short-term investors.

In response to the Staff’s comment, the Fund provides disclosure in the Registration Statement that the investment is suitable for long-term investors.  Please see pages 1, 16, 20, 24, 28, 36, 40 and 43.

10.                               In the second full paragraph on page 2, the Fund discloses that certain short sales may interfere with achievement of the Fund’s investment objective.  Please ensure that the fee table includes all expenses of short sales.  We note that short sales are not included in the disclosure in the last sentence of the last paragraph on page 13.  Absent temporary defensive positions and de minimus investments, why should there be unrestricted discretion to engage in activities that do not further the Fund’s stated investment objective?  Disclose how much of the Fund’s assets will be exposed to potential loss through short sales and that the Fund will appropriately cover all short sales in accordance with the principles contained in Investment Company Act Release No. 10666 (April 18, 1979).

The Registration Statement disclosure has been revised to reflect the fact that the Fund has a secondary investment objective of total return.  The Registration Statement discloses that the Fund’s losses related to short sales could theoretically be unlimited in a case where the Fund is unable, for whatever reason, to close out its short position.  Please see pages 14 and 34.

11.                               Disclose the maximum amount of leverage that may be used by the Fund.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to disclose that as a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments.  However, the Fund may borrow for temporary or emergency purposes as permitted by the Investment Company Act of 1940, as amended, and may invest in certain instruments, including inverse floating rate securities, participate in the creation of tender option bonds, and enter into transactions such as short sales, that have the economic effect of leverage; provided that the Fund will not invest in certain instruments if, upon completion of the investment, the effective leverage of the Fund would be greater than 10% of the Fund’s total assets.  Please see pages 4, 21 and 26.

12.                               With respect to the Fund’s potential investment in a temporary defensive position, expressly disclose whether such investment may be subject to federal income tax.

In response to the Staff’s comment, the Registration Statement disclosure regarding potential investments during a temporary defensive position has been revised to provide additional detail, including whether or not such investments would be subject to federal income tax. Please see pages 4, 17, 24 and 37.

13.                               Please disclose the maximum percentage of Fund assets that may be invested in   derivatives.

In response to the Staff’s comment, the Fund does not disclose the percentage of Fund assets that may be invested in derivatives.  However, the Fund notes that its fundamental objective requires that, under normal conditions, 80% of its net assets are invested in investment grade municipal securities.  In addition, the Registration Statement notes that the Fund may invest up to 20% of its assets in investments, including derivatives, the income from which is subject to regular federal income tax.  As a result, while the Fund does not state a limit to the amount of net assets that may be invested in derivatives, the Fund’s fundamental investment policies provide an effective limit on the Fund’s ability to invest in derivatives. Please see page 5.

14.                              The third paragraph on page 3 states the Fund will be liquidated unless the Board of Directors calls a special meeting of stockholders to consider an appropriate amendment to the Articles of Incorporation.  Please state that unless a shareholder vote is held to alter the disclosed termination date, the Fund will be terminated by that date (regardless of any change in state law, or present or future ability of the Board of Directors to amend the Articles of Incorporation).

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that unless the termination date is amended in accordance with the Articles, the Fund will be terminated on or about April 30, 2021 (regardless of any change in state law affecting the ability of the Board of Directors to amend the Articles).  Please see pages 5 and 28.

15.                              Is listing on the New York Stock Exchange a condition for commencing operations? Please revise the disclosure accordingly.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that listing on the New York Stock Exchange is a condition for commencing operations.  The Fund notes that this disclosure will be removed from the preliminary prospectus upon receipt of listing approval from the New York Stock Exchange, subject notice of issuance.  Please see cover and pages 6 and 43.

16.                              Revise the second full paragraph on page 6 to eliminate the phrase “the possibility that Common Share long term returns will be diminished” and substitute the word “losses” in lieu thereof.

In response to the Staff’s comment, the Registration Statement disclosure has been revised as requested.  Please see page 9.

17.                              Substitute the word “will” for the word “may” in the discussion regarding short sales in the sixth sentence of the third paragraph on page 8.

In response to the Staff’s comment, the Registration Statement disclosure has been revised as requested.  Please see page 13.

18.                              Please revise the disclosure in the first full paragraph on page 9 to create a risk section for a change in rating by an NRSRO (e.g., explaining that such a change often reflects deteriorating fundamentals and other unfavorable changes in the debtor’s ability to repay the obligation and that such a change may result in fewer purchasers and lower prices).  Disclose how any downgrades will be treated with respect to the Fund’s investment limitations.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that if a municipal security is considered investment grade at the time of investment and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Subadviser will consider what action, including the sale of the security, is in the best interests of the Fund and its Common Shareholders.  Please see page 14, 23 and 33.

19.                              Please remove the reference to “brokerage commissions” in the first full paragraph on page 10, or explain why this is applicable to the Fund.  Please ensure that “spreads” are described.

In response to the Staff’s comment, the Registration Statement disclosure has been revised as requested.  Please see page 16 and 37.

20.                              Please include the quality criteria in the last paragraph on page 10 for the Fund’s temporary defensive positions.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to provide additional detail regarding the quality of the potential investments made during a temporary defensive position. See pages 4, 17, 24 and 37.

21.                              The fee table does not specifically describe the calculation of the management fee as a percentage of managed assets.  Page 4 states that the Manager will receive an annual fee, payable monthly, in an amount equal to some percentage of the Fund’s average daily “Managed Assets”.  “Managed Assets” is defined as the total assets of the Fund (including assets financed through the creation of tender option bond trusts) minus the sum of accrued liabilities (other than Fund liabilities representing financial leverage).  Include a footnote to the fee table explaining how the leverage was calculated and included in the table.  On page 18 please provide an example of how the creation of tender options bonds (“TOBS”) impacts the advisory fee calculation, including an appropriate cross reference at the fee table.  We may have further comments.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to provide the following footnote to the Summary of Fund Expenses Table:

(4)                                 The table presented below assumes the Fund is the same size as in the table above and assumes that the Fund incurs the maximum amount of effective leverage of 10% of the Fund’s total assets through investment in inverse floating rate securities and tender option bonds. Furthermore the table below assumes the Fund is paying an interest rate of 1.15% on the short-term debt issued in the form of variable rate demand notes under a tender option bond structure.  In accordance with these assumptions, the Fund’s expenses would be estimated to be as follows:

Annual Expenses	Percentage of Net Assets Attributable to Common Shares
Management Fees	0.67%
Other Expenses	0.15%
Interest Expense	0.13%
Total Annual Expenses	0.95%

In addition, the example illustrating expenses that an investor would pay on a hypothetical $1,000 investment provided in the Summary of Fund Expenses has been revised to provide the following footnote:

(2)                                 The example presented in this footnote illustrates the expenses (including the offering expenses borne by the Fund and the sales load of $45) that you would pay on a $1,000 investment in Common Shares, assuming (1) the Fund incurs the maximum amount of effective leverage of 10% of the Fund’s total assets through its inverse floating rate securities and tender option bonds with an interest rate of 1.15% on the short-term debt issued in the form of variable rate demand notes under a tender option bond structure, (2) total annual expenses of 0.95% of net assets attributable to Common Shares, and (3) a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$56	$76	$97	$158

22.                              Include a line item in the fee table for acquired fund fees and expenses, if needed.

The Fund confirms that it has no present intention to make investments in other investment companies within the next 12 months.  Therefore, the Fund has not included a line item in the fee table for acquired fund fees and expenses.

Prospectus

23.                              Please define the term “significant” in the last sentence of the last paragraph on page 13.

In response to the Staff’s comment, the Registration Statement disclosure regarding investments in derivatives has been revised to remove the term “significant.”  The Fund respectfully directs the Staff to its response in item 13 above.

24.                              Revise the illiquid security definition in the second paragraph on page 14 to conform to the illiquid definition discussion on page 9.

In response to the Staff’s comment, the Registration Statement disclosure has been revised as requested.  Please see pages 3, 15, 20 and 36.

25.                              Please expand the disclosure on page 15 regarding participation certificates to include risks.

In response to the Staff’s comment, the Registration Statement disclosure has been revised as requested.  Please see page 9-10 and 22.

26.                              Disclose whether custodial receipts present any federal tax issues.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state the following:

“The Internal Revenue Service has not ruled on whether the interest received on tax exempt derivatives in the form of custodial receipts is tax-exempt, and accordingly, purchases of any such receipts are based on the opinions of counsel to the sponsors of such derivative securities.  Neither the Fund nor its Manager or Subadviser will review the proceedings related to the creation of any tax-exempt derivatives or the basis for such opinions.” Please see page 23.

27.                              Expand the discussion regarding the loans of portfolio securities on page 16 to discuss whether the Fund’s investment advisor or any affiliates thereof will receive any financial benefit from the Fund’s securities lending activity.  If securities lending will not financially benefit the Fund’s investment advisor or any affiliate, so state.

In response to the Staff’s comment, the Fund confirms that it has no present intention to engage in securities lending activities.

28.                              Under the caption “Derivatives” on page 16, the Fund defines the term “Hedging Transactions”.  The term apparently encompasses more than just transactions designated to hedge a defined risk or portfolio position.  Thus, the investments comprising Hedging Transactions should be limited to bona fide hedging transactions or the defined term should be revised to one that is more appropriately descriptive.

In response to the Staff’s comment, the Registration Statement disclosure has been revised as requested.  Please see page 25.

29.                              Substitute the word “losses” for the phrase “diminished returns” in the last sentence of the section captioned “Use of Leverage” on page 18.

In response to the Staff’s comment, the Registration Statement disclosure has been revised as requested.  Please see page 26.

30.                              The Fund discloses that the use of leverage will result in the advisor receiving a higher advisory fee than if leverage is not used.  However, the disclosure does not address the risks to shareholders that are created by the fiduciary conflict of interest inherent in such an arrangement.  Please revise the disclosure accordingly.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that because the fees received by the Manager and Subadviser are based on the total Managed Assets of the Fund, the Manager and Subadviser have a financial incentive for the Fund to use financial leverage, which may create a conflict of interest between the Manager and Subadviser and the holders of the Common Shares.  See pages 26-27.

31.                              Please explain to us whether the transactions in TOBS discussed on page 18 will be subject to FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.  If appropriate, please disclose that the common shareholders pay for the “creation” of TOBS.  Also, please represent that the financial statements, financial highlights, and other materials containing financial information, including but not limited to the prospectus fee table, will properly reflect these transactions and that the fund’s independent accountants concur with such accounting treatment.

TOBS may be viewed as secured borrowings used to leverage the Fund.  Please make appropriate disclosure of the risks (including the likelihood of greater volatility of net asset value and share price of the common shares), the leverage limits, and the corresponding legal analysis of the issues and limits under Section 18 of the 1940 Act.  We suggest including a graphic representation of the methodology for TOBS creation in addition to a more robust discussion as to the creation of TOBS.  The Fund should also provide a comparative discussion with respect to leverage by borrowing, by TOBS, by auction preferred shares, and any other leverage format, considering the risks and benefits of each.  Is the Fund an issuer with respect to TOBS? Will the TOBS themselves be leveraged?

The Fund must also specifically discuss whether, and to what extent, any TOBS creation may result in recourse against the Fund’s assets.  Disclose the credit quality of assets that will be used to create TOBS and whether this presents any unusual risk to Fund shareholders.

In response to the Staff’s comment, the Fund confirms that the accounting treatment for TOBs will comply with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities in that balance sheet and income statements will be presented on a gross basis, since TOB structures do not constitute a transfer of assets under FASB Statement No. 140.

In addition, the Registration Statement disclosure with respect to TOBS has been revised to include the following disclosure:

“The Fund may invest in inverse floating rate securities (sometimes referred to as “inverse floaters”), which are derivative interests in municipal bonds and participate in the creation of tender option bonds. The inverse floating rate securities in which the Fund will invest pay interest or income that, in the opinion of counsel to the issuer, is exempt from regular federal income tax. Neither the Fund, the Manager nor the Subadviser will conduct its own analysis of the tax status of the interest or income paid by inverse floating rate securities held by the Fund, but will rely on the opinion of counsel to the issuer. Although volatile, these residual interests typically offer the potential for yields exceeding the yields available on fixed-rate municipal bonds with comparable credit quality, coupon, call provisions and maturity.

If the Fund is the initial seller of the municipal bonds to the special purpose trust, it receives the proceeds from the sale of the floating rate interests in the special purpose trust, less certain transaction costs. These proceeds generally would be used by the Fund to purchase additional municipal bonds or other investments permitted by the Fund’s investment policies. If the Fund ever purchases all or a portion of the short-term floating rate securities sold by the special purpose trust, it may surrender those short-term floating rate securities together with a proportionate amount of residual interests to the trustee of the special purpose trust in exchange for a proportionate amount of the municipal bonds owned by the special purpose trust. In addition, all voting rights and decisions to be made with respect to any other rights relating to the municipal bonds held in the special purpose trust are passed through to the Fund, as the holder of the residual interests. The Fund will recognize taxable capital gains (or losses) upon any sale of municipal bonds to the special purpose trust.

If the liquidity provider acquires the floating rate interests upon the occurrence of an event described above, the liquidity provider generally will be entitled to an in-kind distribution of the municipal bonds owned by the special purpose trust or to cause the special purpose trust to sell the bonds and distribute the proceeds to the liquidity provider. The liquidity provider generally will enter into an agreement with the Fund that will require the Fund to make a payment to the liquidity provider in an amount equal to any loss suffered by the liquidity provider in connection with the foregoing transactions. The net economic effect of this agreement and these transactions is as if the Fund had entered into a special type of reverse repurchase agreement with the sponsor of the special purpose trust, pursuant to which the Fund is required to repurchase the municipal bonds it sells to the sponsor only upon the occurrence of certain events (such as a failed remarketing of the floating rate interests—most likely due to an adverse change in interest rates) but not others (such as a default of the municipal bonds).

In order to cover any potential obligation of the Fund to the liquidity provider pursuant to this agreement, the Fund may designate on its books and records liquid instruments having a value not less than the amount, if any, by which the original purchase price of the floating rate interests issued by the related special purpose trust exceeds the market value of the municipal bonds owned by the special purpose trust.

Although regular inverse floating rate securities are derivative securities with economic leverage embedded in them, they will not constitute senior securities of the Fund (and will not be subject to the Fund’s limitations on borrowings), because the Fund has no ongoing obligations to any party in connection with its ownership of such interests.  Nevertheless, the Fund will not make such investments if, upon completion of the investment, the effective leverage of the Fund would be greater than the 10% of the Fund’s total assets.  With respect to highly leveraged inverse floating rate securities, if the Fund establishes and maintains a segregated account to cover any potential obligation to the liquidity provider, the Fund’s obligation to the liquidity provider pursuant to the agreement will not be considered a borrowing by the Fund; however, under circumstances in which the Fund does not establish and maintain such a segregated account, such obligation will be considered a borrowing for the purpose of the Fund’s limitation on borrowings.”  Please see page 27-28.

In addition, the Registration Statement disclosure has been revised to provide the following footnote to the Summary of Fund Expenses Table:

(4)                                  The table presented below assumes the Fund is the same size as in the table above and assumes that the Fund incurs the maximum amount of effective leverage of 10% of the Fund’s total assets through investment in inverse floating rate securities and tender option bonds. Furthermore the table below assumes the Fund is paying an interest rate of 1.15% on the short-term debt issued in the form of variable rate demand notes under a tender option bond structure.  In accordance with these assumptions, the Fund’s expenses would be estimated to be as follows:

Annual Expenses	Percentage of Net Assets Attributable to Common Shares
Management Fees	0.67%
Other Expenses	0.15%
Interest Expense	0.13%
Total Annual Expenses	0.95%

In addition, the example illustrating expenses that an investor would pay on a hypothetical $1,000 investment provided in the Summary of Fund Expenses has been revised to provide the following footnote:

(2)                                  The example presented in this footnote illustrates the expenses (including the offering expenses borne by the Fund and the sales load of $45) that you would pay on a $1,000 investment in Common Shares, assuming (1) the Fund incurs the maximum amount of effective leverage of 10% of the Fund’s total assets through its inverse floating rate securities and tender option bonds with an interest rate of 1.15% on the short-term debt issued in the form of variable rate demand notes under a tender option bond structure, (2) total annual expenses of 0.95% of net assets attributable to Common Shares, and (3) a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$56	$76	$97	$158

32.                               Please explain the apparent inconsistency between the first and second sentences in the second full paragraph on page 19.  Since it is not the Fund’s policy to engage in transactions with the objective of seeking profits from short term trading, describe under what unusual circumstances the Fund would engage in active and frequent trading to achieve its principal investment strategies.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that it is not the Fund’s policy to engage in transactions with the objective of seeking profits from short-term trading. However, the Fund may engage in active and frequent trading when the Subadviser determines that such trading is, in light of prevailing economic and market conditions, in the best interests of the Common Shareholders.  Please see page 28.

33.          Please fully describe and disclose the risks of credit default swaps.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to describe the Fund’s investments in credit default swaps and the risks associated with such investments.

The Fund has provided the following description of its investments in credit default swaps:

“The Fund may enter into credit default swap contracts for investment purposes, to manage its credit risk or to add leverage. Credit default swap agreements involve one party making a stream of payments to another party in exchange for the right to receive a specified return in the event of a default by a third party, on a specified obligation. The Fund may use a credit default swap to provide a measure of protection against defaults of the issuer or to take an active long or short position with respect to the likelihood of a particular issuer’s default. As a seller of protection, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap provided that there is no credit event. If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will pay to the buyer of the protection an amount up to the notional value of the swap, and in certain instances take delivery of the security. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap. As a buyer of protection, the Fund generally receives an amount up to the notional value of the swap if a credit event occurs.”  Please see page 25.

The Fund has provided the following disclosure with respect to the risks associate with credit default swaps:

“Credit Default Swap Risk

Credit default swap agreements involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. The Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). The Fund will at all times segregate with its custodian in connection with each such transaction unencumbered liquid securities or cash with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis (as calculated pursuant to requirements of the Securities and Exchange Commission). Such segregation will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will avoid the creation of senior securities under the 1940 Act. Such segregation will not limit the Fund’s exposure to loss.” Please see pages 13 and 33.

34.                               To the extent the Fund will invest in other investment pools and investment companies, add appropriate disclosure (e.g., layering of expenses and whether such investments will be registered).

In response to the Staff’s comment, the Fund refers the staff to its response to Item 22 above.  The Fund has added additional disclosure in the Statement of Additional Information (the “SAI”) regarding investments in other investment pools and investment companies as requested.  Please see page 16 of the SAI.

35.                               Disclose that the Fund will not issue preferred shares or debt during its first 12 months of operations.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to reflect the fact that as a fundamental policy the Fund will not issue senior securities such as preferred shares or other debt instruments.  Please see pages 4, 21, 26 and 44.

36.                               Disclose the investment company limitations under the 1940 Act in the seventh paragraph on page 33.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that:

“The 1940 Act requires the Fund to maintain at all times asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings would be senior to those of the Common Shareholders, and the terms of any such borrowings may contain provisions that limit certain activities of the Fund, including the payment of dividends to Common Shareholders in certain circumstances. Further, the 1940 Act would (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s status as a regulated investment company under the Code, the Fund would repay the borrowings. Certain trading practices and investments, such as reverse repurchase agreements and certain derivatives, may be considered to be borrowing and thus subject to the 1940 Act restrictions.”  Please see page 44.

37.                               Explain why certain Underwriters, consistent with the exercise of their fiduciary duty to the Fund, would sell shares of the Fund short, as discussed on page 39.

In response to the Staff’s comment, the Registration Statement disclosure has been revised in the “Underwriting Section” as follows:

“In connection with the offering underwriters may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of common shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common shares made in an amount up to the number of common shares represented by the underwriters’ over-allotment option. In determining the source of common shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option.

Transactions to close out the covered syndicate short position involve either purchases of Common Shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of Common Shares in excess of the overallotment option. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the offering is in progress.”  Please see page 50

Statement of Additional Information

38.                               Information required to describe the Fund’s fundamental policies should be clearly understandable without the necessity of reading and interpreting the sections of 1940 Act. Therefore, please outline for investors the current parameters of the 1940 Act as presently applied to the Fund’s fundamental policies (e.g., borrowing, loans, senior securities, and commodities).

In response to the Staff’s comment, the Registration Statement disclosure has been revised to describe for investors the current parameters of the 1940 Act as presently applied to the Fund’s fundamental policies with respect to borrowing, loans, senior securities, and commodities.  In particular, the disclosure in the Registration Statement has been revised as follows:

“With respect to the limitation regarding the issuance of senior securities set forth in subparagraph (1) above, “senior securities” are defined as any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

With respect to the limitation regarding making loans to other persons set forth in subparagraph (2) above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.

With respect to the limitation regarding underwriting the securities of other issuers set forth in subparagraph (3) above, a technical provision of the 1933 Act deems certain persons to be “underwriters” if they purchase a security from the issuer and later sell it to the public. Although it is not believed that the application of this 1933 Act provision would cause a fund to be engaged in the business of underwriting, the policy set forth in subparagraph (3) will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the 1933 Act. Under the 1933 Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

With respect to the limitation regarding the purchase or sale of commodities, commodity futures contracts or commodity options set forth in subparagraph (6) above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). However, a fund is limited in the amount of illiquid assets it may purchase (certain commodities (especially physical commodities) may be considered to be illiquid). The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities.

With respect to the limitation regarding the Fund’s ability to borrow set forth in subparagraph (9) above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments, such as reverse repurchase agreements and certain derivatives, may be considered to be borrowing and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowing.” Please see page 3 of the SAI.

39.                               If the Fund intends to invest 25% or more of its assets in certain tax exempt securities as discussed in fundamental policy number 4, it must identify the projects or revenue sources and provide appropriate risk disclosure.

In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that:

“For purposes of applying the limitation set forth in subparagraph (4) above, securities of the U.S. government, its agencies, or instrumentalities, and securities backed by the credit of a governmental entity are not considered to represent industries. However, obligations backed only by the assets and revenues of non-governmental issuers may for this purpose be deemed to be issued by such non-governmental issuers. Thus, the 25% limitation would apply to such obligations. It is nonetheless possible that the Fund may invest more than 25% of its total assets in a broader economic sector of the market for municipal obligations, such as revenue obligations of hospitals and other health care facilities or electrical utility revenue obligations. The Fund reserves the right to invest more than 25% of its assets in industrial development bonds and private activity securities.” Please see page 3 of the SAI.

40.                               Page 16 of the statement of additional information states that the Fund may invest in securities of other investment companies, subject to the general statutory limitations prescribed by the 1940 Act.  Disclose the tax status of acquired fund fees and expenses. If acquired fund fees and expenses are omitted from the fee table, the Fund should state that it will not make such investments during the coming year.  See general instruction 10 to Item 3.1 of Form N-2.

In response to the Staff’s comment, the Fund refers the Staff to its response in Item 22 above.

Closing

41.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre- effective amendment.

In response to the Staff’s comment, the Fund intends to omit information with respect to the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), discounts or commissions to dealers, amount of proceeds, additional underwriter compensation and other items dependent upon the offering price and delivery dates.

42.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

In response to the Staff’s comment, the Fund advises the Staff that it has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

43.                               Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

In response to the Staff’s comment, the Fund has provided its responses in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act.  Where no change will be made in the filing in response to a comment, the Fund has indicated that fact.

44.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

The Fund and management acknowledge the Staff’s comment.

Please note that we have included certain changes to the Amendment No. 1 other than those in response to the Staff’s comments.  Included as Exhibit A to this letter is a copy of Amendment No. 1 marked to reflect cumulative changes to the Registration Statement originally filed with the Commission on January 16, 2009.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-7678) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP